EXHIBIT 12
MERRILL LYNCH PREFERRED CAPITAL TRUST V
MERRILL LYNCH PREFERRED FUNDING V, L.P.
COMPUTATION OF RATIOS OF EARNINGS TO
COMBINED FIXED CHARGES AND PREFERRED SECURITIES DISTRIBUTIONS (UNAUDITED)
(dollars in thousands)

	FOR THE THREE MONTHS ENDED March 31, 2013		FOR THE THREE MONTHS ENDED March 31, 2012
	MERRILL LYNCH PREFERRED CAPITAL TRUST V	MERRILL LYNCH PREFERRED FUNDING V, L.P.	MERRILL LYNCH PREFERRED CAPITAL TRUST V	MERRILL LYNCH PREFERRED FUNDING V, L.P.
Earnings	$15,949	$18,580	$15,949	$18,578
Fixed charges	$—	$—	$—	$—
Preferred securities distribution requirements	15,470	15,949	15,470	15,949
Total combined fixed charges and preferred securities distribution requirements	$15,470	$15,949	$15,470	$15,949
Ratio of earnings to combined fixed charges and preferred securities distribution requirements	1.03	1.16	1.03	1.16